SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of January, 2004

                              RYANAIR HOLDINGS PLC
                 (Translation of registrant's name into English)

                      c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                              County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



              RYANAIR BRINGS FORWARD Q3 RESULTS RELEASE

Ryanair Holdings plc today (Friday, 23rd January 2004) announced that it had brought forward the date of the release of its 3rd Quarter financial results from February 3rd 2004 to January 28th 2004.

The change in timing is due to recent media reports which indicate that the EU Transport Commission's report on Ryanair's cost base at Brussels Charleroi will now be released on February 3rd 2004 and therefore would have coincided with the release of our quarterly results.

The financial results will now be issued as normal on the Stock Exchanges at 7.00am on January 28th 2004 and will be followed by an investor conference call at 2.30pm. Following the release of the results, the Company will as normal conduct investor roadshow presentations in the US, UK and Continental Europe.

ENDS.                                                Friday, 23rd January 2004

For further information        Paul Fitzsimmons        Pauline McAlester
please contact:                Ryanair Holdings Plc    Murray Consultants
www.Ryanair.com                Tel: 353-1-812 1212     Tel: 353-1-4980 300




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  23 January 2004

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director